February 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Iris Energy Limited Withdrawal of Request to Withdraw Registration Statement on Form F-3 Registration No. 333-267568

Ladies and Gentlemen:

Iris Energy Limited (d/b/a IREN) (the “Company”) respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed by the Company on February 15, 2024 on Form RW (accession number 0001140361-24-008179) (the “Form RW”) in respect of its Registration Statement on Form F-1 (Registration No. 333-267568), initially filed with the Securities and Exchange Commission (the “Commission”) on September 23, 2022, together with all exhibits, amendments, post-effective amendments and supplements thereto (collectively, the “Registration Statement”). The Company will file a post-effective amendment to the Registration Statement in its stead that will deregister all remaining securities registered pursuant to the Registration Statement.

Very truly yours,

/s/ Daniel Roberts

Daniel Roberts
Co-Chief Executive Officer and Director
Iris Energy Limited